UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42877

LEIFRAS Co., Ltd.

(Translation of registrant’s name into English)

Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan
+81-30-6451-1341

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Closing of Business Transfer with Well Resources Co., Ltd.

On May 1, 2026, LEIFRAS Co., Ltd. (the “Company”) completed a business transfer (the “Business Transfer”) pursuant to that certain business transfer agreement dated February 27, 2026 (the “Business Transfer Agreement”) with Well Resources Co., Ltd. (“Well Resources”), a company registered in Japan. In connection with the Business Transfer, the Company acquired Well Resources’ child development support and after-school day care service business.

Pursuant to the Business Transfer Agreement, the Company paid the transaction consideration to Well Resources in cash and has commenced operations of four facilities located in Miyagi Prefecture, Japan.

The foregoing description of the Business Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Transfer Agreement, which was filed as Exhibit 10.1 to the Company’s Form 6-K dated March 5, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

Date: May 1, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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